Arrow Electronics, Avnet, And Schroder Ventures Win Bid For VEBA Electronics
----------------------------------------------------------------------------

MELVILLE, New York, August 7, 2000 -- A consortium led by Schroder Ventures' funds and including Arrow Electronics, Inc. (NYSE:ARW) and Avnet, Inc.(NYSE:AVT) has agreed to purchase the VEBA Electronics Group from Germany-based E.ON AG (formerly VEBA AG). E.ON will receive approximately $2.35 billion in cash, including the assumption of debt, for the VEBA Electronics Group, which reported 1999 sales of $5.47 billion. The business consists of three main groupings:
Wyle Components, Wyle Systems, and Atlas Services in the U.S.; EBV Elektronik, WBC, Raab Karcher Electronic Systems (RKE), and Atlas Services in Europe; and the global Memec group.

Under the terms of the agreement, Arrow will acquire Wyle Components and Wyle Systems, which reported combined 1999 sales in North America of about $2 billion, for approximately $840 million (including the assumption of debt), subject to various adjustments at closing. Arrow plans to finance the purchase price through a combination of debt, common equity, and equity-linked securities.

"We are delighted that Wyle will become part of the Arrow family," said Francis
M. Scricco, President and Chief Executive Officer of Arrow. "The Wyle Components business model will complement our existing core components distribution businesses in North America quite nicely. Wyle Systems will add to our computer products business in North America on two levels: by enhancing our product offering with the addition of certain lines such as Compaq, and by broadening our penetration in North America with the addition of their sales force, which, given its predominance in the West and Southwest, will fit well with our East-Midwest focused sales force."

As with Arrow's prior acquisitions, the integration of the Wyle businesses with Arrow will produce sizeable synergies and the transaction will be accretive to earnings in the first year following the combination.

"Arrow has a long history of successfully integrating not only businesses, but management and personnel," said Stephen P. Kaufman, Chairman of Arrow Electronics. "Wyle Components and Wyle Systems represent the type of successful, profitable, and professional companies that we seek out in order to expand the Arrow family," he added.

The transaction is subject to customary closing conditions, including obtaining necessary government approvals, and is expected to be completed within the next several months.

Arrow Electronics is the world's largest distributor of electronic components and computer products, with 1999 sales of $9.3 billion. Headquartered in Melville, New York, Arrow serves as a supply channel partner for more than 600 suppliers and 175,000 original equipment manufacturers and commercial customers through more than 225 sales facilities and 19 distribution centers in 37 countries.

# # #

Contact:
Robert E. Klatell
Executive Vice President
516-391-1300

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons including, but are not limited to: industry conditions, changes in product supply, pricing, and customer demand, competition, other vagaries in the computer and electronic components markets, changes in relationships with key suppliers and the other risks described from time to time in the company's reports to the Securities and Exchange Commission (including the company's Annual Report on Form 10-K). Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update publicly or revise any forward-looking statements.